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                              UNITED STATES               SEC File Number
                    SECURITIES AND EXCHANGE COMMISSION       000-18232
                          Washington, D.C. 20549
                                                            CUSIP Number
                               FORM 12b-25                  ____________
                       NOTIFICATION OF LATE FILING

(Check One)    [X]Form 10-K   [ ]Form 20-F   [ ]Form 11- K  [ ]Form 10-Q
               [ ]Form N-SAR

                 For Period Ended:        September 30, 2001
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended: ----------------
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|        Read Instruction (on back page) Before Preparing Form.           |
|                         Please Print or Type.                           |
| Nothing in this form shall be construed to imply that the Commission    |
|             has verified any information contained herein.              |
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If  the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant

                              INFERTEK, INC.
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Former Name if Applicable

                          SMARTSOURCES.COM, INC.
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Address of Principal Executive Office (Street and Number)

                       2030 Marine Drive, Suite 100
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City, State and Zip Code

                   North Vancouver, BC, V7P 1V7 Canada
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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reasons described in reasonable detail in Part III of this
   |      form could not be eliminated without unreasonable effort or
   |      expense;
[X] |(b)  The subject annual report, semi-annual report, on Form 10-K,
   |      Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will
   |      be filed on or before the fifteenth calendar day following the
   |      prescribed due date; or the subject quarterly report or
   |      transition report on Form 10-Q, or portion thereof, will be
   |      filed on or before the fifth calendar day following the
   |      prescribed due date; and
   | (c)  The accountant's statement or other exhibit required by Rule
   |      12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period:

The Registrant will not be in a position to file its Form 10-KSB within the prescribed time period because Weinberg & Company, P.A., the Registrant's independent public accountants, were only recently appointed and have not been able to complete their audit procedures on the Registrant, and were therefore not in a position to deliver their audit report by the prescribed time for filing of the Form 10-KSB. As a result, the Registrant does not have sufficient time to meet the prescribed filing date requirement for its Form 10-KSB.

                                   Potential persons who are to respond to
                                   the collection of information contained
(Attach Extra Sheets if Needed)    in this form are not required to respond
                                   unless the form displays a currently
                                   valid OMB control number.

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PART IV -- OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification
     ------------------------   -----------       ----------------------------
           (Name)               (Area Code)         (Telephone Number)
     Aurora Davidson               (604)                 986-0889

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
     of the Investment Company Act of 1940 during the preceding
     12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
     is no, identify report(s).                           [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that its results of operations for its fiscal year ended September 30, 2001 will be significantly changed from its results of operations for its fiscal year ended September 30, 2000, as follows:

     (a) The Registrant's anticipated net loss for fiscal 2001 will be less than $4,000,000, compared to a net loss for fiscal 2000 of $6,100,400.

     (b) The Registrant's Research and Development, General and Administrative, Amortization and Depreciation, and Interest expenses will be lower in fiscal 2001 for each category than for fiscal 2000, with the largest decrease being for General and Administrative expenses, which expense is expected to decrease from $2,414,000 in fiscal 2000 to less than $1,600,000 in fiscal 2001. The Registrant will also experience a significant reduction in loss from impairment of software rights, which expense is expected to decrease from $725,200 in fiscal 2000 to less than $250,000 in fiscal 2001.

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                             InferTek, Inc.
               --------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 28, 2001           /s/ Aurora Davidson
      --------------------         ----------------------------------------
                                   Aurora Davidson, Chief Financial Officer

EXHIBITS:

99.0 Letter from Weinberg & Company, P.A., dated December 28, 2001

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                           ATTENTION
   Intentional misstatements or omissions of fact constitute
       Federal Criminal Violations (See 18 U.S.C. 1001).
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